

02035886

1E
5-1-0 ?

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

**Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of May 2002

Unibanco Holdings S.A.
(Translation of Registrant's Name Into English)

**Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil**
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   X   Form 40-F   ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ____   No   X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____]

21160724v21

UNIBANCO

Unibanco Holdings S.A.

*Individual and Consolidated
Financial Statement for the Quarter Ended
March 31, 2002 and
Independent Auditors' Report*

Deloitte Touche Tohmatsu
Rua Bela Cintra, 881
01415-910 - São Paulo - SP
Brasil

Telefone: (11) 3150-1800
Fac-símile: (11) 258-8456
www.deloitte.com.br

**Deloitte
Touche
Tohmatsu**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco Holdings S.A.
São Paulo - SP

1. We have performed a special review of the accompanying quarterly information (ITR) of Unibanco Holdings S.A. for the quarter ended March 31, 2002, prepared in accordance with accounting practices established by Brazilian Corporate Law, which are comprised of the balance sheet, statement of income and performance report.

2. Our review was conducted in accordance with specific rules and regulations established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted, principally, of: (a) inquiries of Company personnel about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. The financial statements of certain consolidated subsidiaries, which the investment balances on the individual balance sheets of the respective parent company, as of March 31, 2002, amounted to approximately R$ 1,000,000 thousand and the equity in result for the quarter ended March 31, 2002 to R$ 85,000 thousand, were reviewed by other independent auditors whose report has been furnished to us, and our report, insofar as it relates to the amounts included for these subsidiary companies, is based solely on the reports of the other auditors.

4. Based on our review and on the report of other auditors, we are not aware of any material modifications that should be made to the quarterly information referred to above in order for them to be in conformity with accounting practices established by Brazilian Corporate Law and specific standards issued by the Brazilian Securities and Exchange Commission, specifically applied to the preparation of the obligatory quarterly information.

5. Additionally, we have reviewed the statements of cash flows (Parent Company and Consolidated) for the quarter ended March 31, 2002, presented in Note 19 to the financial statements, applying the same procedures that are described in Paragraph 2 above. These statements are not required by Brazilian Corporate Law and are intended to provide additional information. Based on our review, we are not aware of any material modifications that should be made to the statements of cash flows in order for them to be in conformity with Brazilian Accounting Practices.

3

6. Previously, we audited the balance sheets (Parent Company and Consolidated) as of December 31, 2001 and performed a special review on the income statements (Parent Company and Consolidated) for the quarter ended March 31, 2001, and issued an opinion and a report, dated February 15, 2002 and May 10, 2001, respectively, that expressed unqualified opinions.

These financial statements have been translated into English for the convenience of the readers.

São Paulo, May 8, 2002

DELOITTE TOUCHE TOHMATSU
Independent Auditors
CRC No. 2 SP 011609/O-8

Ariovaldo Guello
Accountant
CRC No. 1 SP 070483/O-4

4

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR   **DATE – MARCH 31, 2002**   **Corporate Legislation**
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 – CVM CODE 01475-3	2 – CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00.022.034/0001-87
4 – NIRE 35.300.140.443		

HEAD OFFICE ADDRESS

1 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor				2 – DISTRICT Pinheiros	
3 – POST CODE 05423-901	4 - TOWN São Paulo				5 – STATE SP
6 - AREA CODE 11	7 – PHONE 55 (11) 3789-8165	8 - PHONE -	9 - PHONE -	10 - TELEX -	
11 – AREA CODE 11	12 – FAX 55 (11) 3789-7542	13 - FAX -	14 - FAX -	-	
15 - E-MAIL investor.relations@unibanco.com.br					

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Mauro Agonilha					
2 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor				3 - DISTRICT Pinheiros	
4 – POST CODE 05423-901	5 – TOWN São Paulo				6 - STATE SP
7 – AREA CODE 11	8 – PHONE 55 (11) 3097-1313	9 - PHONE -	10 - PHONE -	11 - TELEX -	
12 – AREA CODE 11	13 – FAX 55 (11) 3816-6182	14 - FAX -	15 - FAX -		
16 – E-MAIL investor.relations@unibanco.com.br					

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER		
1 – START	2 – END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2002	Dec 31, 2002	1	Jan 1, 2002	Mar 31, 2002	4	Oct 1, 2001	Dec 31, 2001
9 - NAME/CORPORATE NAME OF THE AUDITOR Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9		
11 – Responsible Partner Name Ariovaldo Guello					12 – Responsible Partner CPF 047.437.688-53		

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR   DATE – MARCH 31, 2002   Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

IDENTIFICATION

1 - CVM CODE	2 – CORPORATE NAME	3 – CNPJ
01475-3	UNIBANCO HOLDINGS S.A.	00.022.034/0001-87

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER Mar 31, 2002	2 - PRIOR QUARTER Dec 31, 2001	3 – SAME QUARTER PRIOR YEAR Mar 31, 2001
Paid in Capital			
1 – Common	37,138,436	37,138,436	37,138,436
2 – Preferred	47,192,040	47,192,040	46,959,377
3 – Total	84,330,476	84,330,476	84,097,813
In Treasury Stock			
4 – Common	0	0	0
5 – Preferred	922,147	922,147	0
6 – Total	922,147	922,147	0

COMPANY CHARACTERISTICS

1 – TYPE OF COMPANY
Commercial, Industrial and Others
2 – TYPE OF SITUATION
Operating
3 – NATURE OF CONTROLLING SHAREHOLDER
National Holding
4 – ACTIVITY CODE
1170000 – Participation and Administration
5 – PRINCIPAL ACTIVITY
HOLDING
6 – TYPE OF CONSOLIDATED
Total
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 – ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 – REMUNERATION PER SHARE
01	RCA[1]	Jan 22, 2002	Dividends	Jan 31, 2002	Common	0.0011893000
02	RCA[1]	Jan 22, 2002	Dividends	Jan 31, 2002	Preferred class A	0.0013082000
03	RCA[1]	Jan 22, 2002	Dividends	Jan 31, 2002	Preferred class B	0.0011893000

[1] Board of directors meeting

4

6

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR   **DATE – MARCH 31, 2002**   **Corporate Legislation**
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

IDENTIFICATION

1 - CVM CODE 01475-3	2 – CORPORATE NAME **UNIBANCO HOLDINGS S.A.**	3 – CNPJ **00.022.034/0001-87**

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 –DATE OF CHANGES	3 - CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 – DATE May 09, 2002	2 – SIGNATURE

5

(Convenience translation into English from the original previously issued in Portuguese)

BALANCE SHEET   (Expressed in thousands of Reais)

ASSETS	March 31, 2002	December 31, 2001
CURRENT ASSETS	**9,192**	**109,332**
Cash and due from banks	8,590	9,124
Demand deposits	8	9
Marketable securities	8,582	9,115
Other assets	602	100,208
Dividends receivable	-	99,659
Sundry	602	549
LONG-TERM ASSETS	**1,802**	**1,743**
Other credits	1,802	1,743
Deferred tax assets	1,802	1,743
PERMANENT ASSETS	**3,793,610**	**3,654,588**
Investments	3,793,610	3,654,588
Subsidiary companies	3,793,610	3,654,588
TOTAL	**3,804,604**	**3,765,663**

(Convenience translation into English from the original previously issued in Portuguese)

BALANCE SHEET   (Expressed in thousands of Reais)   (continuation)

LIABILITIES AND STOCKHOLDERS'EQUITY	March 31, 2002	December 31, 2001
CURRENT LIABILITIES	-	100,229
Borrowings	-	517
Dividends payable	-	99,655
Other liabilities	-	57
Accounts payable	-	57
LONG-TERM LIABILITIES	**7,831**	**7,568**
Provisions	7,831	7,568
Provisions for tax litigation	7,831	7,568
STOCKHOLDERS' EQUITY	**3,796,773**	**3,657,866**
Capital	1,863,450	1,863,450
Capital	1,863,450	1,863,450
Capital reserves	413,537	413,537
Revaluation reserve	3,090	3,083
In subsidiary companies	3,090	3,083
Revenue reserves	1,377,796	1,377,796
Legal reserve	104,979	104,979
Realizable profits reserve	1,275,971	1,275,971
Special dividends reserve	36,603	36,603
Treasury stocks	(39,757)	(39,757)
Retained earnings	138,900	-
TOTAL	**3,804,604**	**3,765,663**

9

(Convenience translation into English from the original previously issued in Portuguese)

STATEMENT OF INCOME   (Expressed in thousands of Reais)

	From January 1, 2002 To March 31, 2002	From January 1, 2001 To March 31, 2001
Operating income (expenses)	**133,322**	**125,987**
Personnel and other administrative expenses	(180)	(77)
Other operating income	376	248
Financial income	376	248
Other operating expenses	(369)	(258)
Financial transactions and other	(369)	(258)
Equity in results of subsidiary companies	133,495	126,074
OPERATING INCOME	**133,322**	**125,987**
INCOME BEFORE INCOME TAX AND		
SOCIAL CONTRIBUTION	**133,322**	**125,987**
Deferred income tax and social contribution	59	29
NET INCOME	**133,381**	**126,016**
Number of outstanding shares (Note 14a)	83,408,329,047	84,097,812,912
Net income per 1,000 shares: R$	1.60	1.50
Net equity per 1,000 shares: R$	45.52	40.74

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE – MARCH 31, 2002	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. ("Unibanco Holdings") was formed to invest in Unibanco – União de Bancos Brasileiros S.A. ("Unibanco").

The consolidated operations of Unibanco Holdings S.A. and its direct, indirect and jointly controlled subsidiary companies, in Brazil and abroad, are mainly carried out in the financial markets within the context of the Unibanco Financial Conglomerate, but include other activities carried out by group companies principally related to insurance services, credit card operations, capitalization plans, private retirement plans and asset management.

2. Presentation of the Financial Statements

The financial statements of Unibanco Holdings S.A. ("Parent Company") are presented together with the consolidated financial statements of Unibanco Holdings S.A. and its subsidiaries ("Consolidated") which comprise the accounts of Unibanco Holdings S.A. and its subsidiaries (Unibanco – União de Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries, and its jointly controlled companies) as shown in note 7.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities and Exchange Commission (CVM). Intercompany investments, balances, income and expenses, as well as unrealized results, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction 247/96, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco Holdings and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

- income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;

- the effects of the provisions to adjust the assets to market or realizable values;

- the adjustments to the insurance, the capitalization and the retirement plans technical reserves;

- the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

- the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

- the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax;

- tax credits calculated on temporary differences between book value and tax amounts and on tax losses; and

- profit sharing.

CVM CODE
01475-3

UNIBANCO HOLDINGS S.A.
DATE – MARCH 31, 2002
QUARTERLY INFORMATION

COMMERCIAL, INDUSTRIAL
AND OTHER COMPANIES
Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and decreased by the related unearned income and/or allowances for losses. The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover possible future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 7. Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(d) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations.

10

12

CVM CODE
01475-3

UNIBANCO HOLDINGS S.A.
DATE – MARCH 31, 2002
QUARTERLY INFORMATION

COMMERCIAL, INDUSTRIAL
AND OTHER COMPANIES
Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

4. Marketable Securities

								Consolidated
Securities	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	Over 15 years	Total
Own portfolio	**2,312,179**	**467,944**	**538,687**	**2,160,795**	**1,318,924**	**1,000,551**	**57,319**	**7,856,399**
Federal government securities	-	173,293	271,705	1,277,084	351,955	44,657	55,337	2,174,031
Corporate debt securities	52,864	189,576	209,664	826,681	836,054	854,654	-	2,969,493
Bank debt securities	685	93,809	38,281	44,544	102,690	26,593	-	306,602
Brazilian sovereign bonds	-	3,942	18,230	12,059	17,219	74,491	1,803	127,744
Securities of foreign governments	-	7,324	807	201	11,006	156	179	19,673
State and municipal securities	11,792	-	-	-	-	-	-	11,792
Exclusive mutual funds (1)	964,904	-	-	-	-	-	-	964,904
Opened mutual funds (2)	1,120,165	-	-	-	-	-	-	1,120,165
Marketable equity securities	157,268	-	-	-	-	-	-	157,268
Other	4,501	-	-	226	-	-	-	4,727
Subject to repurchase commitments (3)	**-**	**6,597,582**	**776,157**	**-**	**-**	**-**	**-**	**7,373,739**
Federal government securities	-	6,548,663	-	-	-	-	-	6,548,663
Corporate debt securities	-	426	308,981	-	-	-	-	309,407
Bank debt securities	-	8,770	73,685	-	-	-	-	82,455
Brazilian sovereign bonds	-	39,659	380,145	-	-	-	-	419,804
Securities of foreign governments	-	64	13,346	-	-	-	-	13,410
Subject to negotiation and intermediation of securities	**-**	**26**	**-**	**-**	**-**	**-**	**-**	**26**
Contracts and premiums to be exercised	-	26	-	-	-	-	-	26
Linked to Brazilian Central Bank	**-**	**471,504**	**353,992**	**585,709**	**-**	**-**	**-**	**1,411,205**
Federal government securities	-	471,504	353,992	585,709	-	-	-	1,411,205
Certificates of privatization	**181**	**-**	**-**	**-**	**-**	**-**	**-**	**181**
Linked to guarantees rendered	**-**	**15,686**	**438,814**	**515,120**	**-**	**-**	**-**	**969,620**
Federal government securities	-	15,686	438,814	515,120	-	-	-	969,620
Subtotal	**2,312,360**	**7,552,742**	**2,107,650**	**3,261,624**	**1,318,924**	**1,000,551**	**57,319**	**17,611,170**
Allowance for losses	**(79,296)**	**(20,959)**	**(4,590)**	**(19,769)**	**(4,781)**	**(27,055)**	**-**	**(156,450)**
Total	**2,233,064**	**7,531,783**	**2,103,060**	**3,241,855**	**1,314,143**	**973,496**	**57,319**	**17,454,720**

(1) Exclusive mutual funds are totally held by insurance, capitalization and private retirement companies, and the breakdown of their portfolios are as follow:

Securities	
Federal government securities	856,561
Corporate debt securities	47,342
Marketable equity securities	15,235
Others	45,766
Total	**964,904**

(2) Opened mutual funds are substantially held by insurance, capitalization and private retirement companies, and their portfolios are represented principally by fixed income securities.

(3) The maturities of securities subject to repurchase commitments follow the contractual maturities of repurchase agreements.

/3

CVM CODE
01475-3

UNIBANCO HOLDINGS S.A.
DATE – MARCH 31, 2002
QUARTERLY INFORMATION

COMMERCIAL, INDUSTRIAL
AND OTHER COMPANIES
Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

    (a) Components of the lending and leasing operations portfolio by type and by maturity:

	Consolidated
By type	
Loans and discounted notes	10,391,419
Financing	7,853,822
Agricultural	763,475
Real estate loans	553,858
Credit card	2,825,238
Total lending operations	**22,387,812**
Leasing operations	715,475
Advances on exchange contracts (1)	1,545,021
Total lending operations, leasing and advances on exchange contracts	**2,260,496**
Guarantees honored	1,607
Other receivables (2)	265,202
Total other credits	**266,809**
Assignment of loans with co-obligation (3)	**37,411**
Co-obligation on credit card customer financing (3)	**331,561**
Total risk (4)	**25,284,089**
By maturity	
Past-due for more than 14 days (Note 5d)	1,849,774
Falling due:	
Less than 3 months (5)	10,903,331
Between 3 months and 1 year	5,771,350
Between 1 and 3 years	4,159,096
More than 3 years	2,600,538
Total risk	**25,284,089**

(1) Recorded in "Other liabilities" and "Other credits" - "Foreign exchange portfolio".
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet items.
(4) The total risk does not include guarantees in the amount of RS4,269,437 in Consolidated, that are recorded as off-balance sheet items, from which management does not expect losses.
(5) Includes 14 days past-due amounts.

CVM CODE 01475-3

UNIBANCO HOLDINGS S.A.
DATE – MARCH 31, 2002
QUARTERLY INFORMATION

COMMERCIAL, INDUSTRIAL
AND OTHER COMPANIES
Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Components of lending, leasing and other credits by business activity:

	Consolidated	
	Value	% of distribution
Manufacturing		
Electricity, gas and water	1,011,827	4.0
Automobile industry	859,331	3.4
Food, beverages and tobacco	857,054	3.4
Paper, paper products, printing and publishing	751,057	3.0
Chemical and pharmaceutical	739,623	2.9
Basic metal industries	654,128	2.6
Production of metal goods	523,151	2.1
Extractive	385,377	1.5
Petrochemical	348,399	1.4
Textiles, clothing and leather goods	332,245	1.3
Non-metallic minerals	308,404	1.2
Electronic and communications equipment	258,270	1.0
Production of machines and equipment	249,077	1.0
Wood and wood products, including furniture	179,139	0.7
Electric and electronic	149,836	0.6
Other manufacturing industries	135,542	0.5
Subtotal	**7,742,460**	**30.6**
Individual		
Consumer loans	5,022,549	19.9
Credit card	3,194,211	12.6
Lease financing	202,663	0.8
Residential mortgage loans	528,503	2.1
Subtotal	**8,947,926**	**35.4**
Residential construction loans	**89,159**	**0.4**
Trade		
Retail	1,600,966	6.3
Wholesale	841,830	3.3
Lodging and catering services	88,626	0.4
Subtotal	**2,531,422**	**10.0**
Financial service		
Financial companies	304,184	1.2
Insurance companies and private pension funds	101,741	0.4
Subtotal	**405,925**	**1.6**
Other service		
Post office and telecommunications	969,770	3.8
Transportation	937,135	3.7
Construction	350,420	1.4
Real estate services	263,829	1.0
Rent a car	180,302	0.7
Associative activities	178,428	0.7
Health and social services	130,910	0.5
Other	1,792,928	7.2
Subtotal	**4,803,722**	**19.0**
Agriculture, livestock, forestry and fishing	**763,475**	**3.0**
Total	**25,284,089**	**100.0**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Concentration of lending, leasing and other credits:

| | Consolidated | |
Largest clients	Value	% of the total
10 largest clients	2,038,676	8.1
50 following clients	4,939,836	19.5
100 following clients	2,871,805	11.4
Other clients	15,433,772	61.0
Total	**25,284,089**	**100.0**

(d) Components of lending, leasing and other credits and allowance for lending, leasing and other credits by risk level, as established in Resolution 2682 of the Brazilian National Monetary Council:

| | | | | | | | Unibanco Consolidated | |
| | | | Past-due credits | | | | | |
Risk level	% minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,005,981	-	-	10,005,981	39.6	-	-
A	0.5	7,343,320	-	-	7,343,320	29.0	45,819	0.6
B	1.0	1,873,979	147,706	382,740	2,404,425	9.5	25,576	1.1
C	3.0	2,725,868	256,580	310,948	3,293,396	13.0	127,821	3.9
D	10.0	258,498	123,719	216,565	598,782	2.4	104,916	17.5
E	30.0	127,229	72,640	152,447	352,316	1.4	129,389	36.7
F	50.0	54,243	65,496	186,348	306,087	1.2	168,875	55.2
G	70.0	104,897	48,794	167,540	321,231	1.3	234,797	73.1
H	100.0	118,733	106,632	433,186	658,551	2.6	658,551	100.0
Total		22,612,748	821,567	1,849,774	25,284,089	100,0	1,495,744	
% of total risk							5,9%	

The allowance for lending, leasing and other credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is utilized as a general rule however, based on the judgment and experience of management, higher percentages are used within each level in order to more accurately assess the risk of certain clients operations or portfolios.

(e) The operations renegotiated in the quarter with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$245,225 in Consolidated. These operations relate to portfolio operations and credits written off against loss and were recorded to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will be better classified after the payment of a significant portion of the renegotiated debt. For such reclassification, the minimum payment percentage established by Unibanco is 25%.

(f) Change in the allowance for lending, leases and other credit losses during the quarter:

	Consolidated
Balance at December 31, 2001	**1,538,495**
Provision for loan losses for the quarter	417,263
Loan charge-offs during the quarter	(460,014)
Balance at March 31, 2002	**1,495,744**
Loan recoveries during the quarter (1)	**78,671**

(1) Loan recoveries were recorded as revenue from "Lending operations" and "Leasing operations".

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

6. Other Credits

			Consolidated
	Current assets	**Long-term receivables**	**Total**
Receivables on guarantees honored	-	1,607	1,607
Foreign exchange portfolio	3,104,863	1,359	3,106,222
Income receivable	83,460	3,949	87,409
Negotiation and intermediation of securities	501,728	115,882	617,610
Sundry	1,457,563	3,053,901	4,511,464
Total	**5,147,614**	**3,176,698**	**8,324,312**

The account "Foreign exchange portfolio" includes R$2,499,835 of unsettled exchange purchases and R$577,817 of rights on foreign exchange sold net of contracted advances.

"Other credits – negotiation and intermediation of securities" are represented, substantially, by "*Swap* operations – difference receivable" in the amount of R$379,550, and "Debtors – pending settlement" in the amount of R$129,573.

"Other credits – sundry", basically, includes deferred tax in the amount of R$1,609,086; social contribution carry forward related to the option for the article 8th of Provisional Measure 2113-29/2001 in the amount of R$509,135, judicial deposits for civil and labor matters in the amount of R$846,966, notes and credits receivables in the amount of R$208,694. The social contribution carry forward is being offset in accordance with established fiscal parameters.

7. Investments in Subsidiary and Associated Companies

(a) Subsidiary companies (Parent Company)

	UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.
Information on investment at March 31	
Number of shares held (with no par value)	
Common	72,995,091,491
Preferred	10,413,237,556
Participation in common stock - %	96.594
Total participation (direct) - % (1)	60.202
Stockholders' equity	6,301,468
Capital	3,690,602
Net income for the quarter	222,076
Investment value	3,793,610
Equity in results	133,495

(1) The total participation and equity in results was calculated based on Unibanco's outstanding shares.

(b) Consolidated Companies

The foreign branches and subsidiary companies exchange gain in the amount of R$1,587 in Consolidated were recognized as "Other operating income". As a result of the high foreign exchange volatility in 2001, Unibanco partially hedged its foreign investments in U.S. dollars in the amount of US$450 million. The income of R$26,265 in Consolidated, in the first quarter of 2002, was also recorded in "Other operating income", increasing the exchange gain on foreign investments. The investments in subsidiary and associated companies are detailed as follows:

17

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE – MARCH 31, 2002	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS (*Amounts expressed in thousands of Reais, unless otherwise indicated*)

	Number of shares or quotas		Percentage holding (%)	Adjusted stockholder's	Adjusted Net income
	Common	Preferred	Consolidated	equity	(loss)
Subsidiary companies					
Unipart Participações Internacionais Ltd.	1,322,400	-	100,000	1,097,991	71,742
Unibanco Representação e Participações Ltda.(1)	613,349,683	-	99,854	895,996	83,937
Caixa Brasil Participações S.A. (2)	123,304,050,478	-	100,000	440,971	10,190
Banco Credibanco S.A.	211,861,478	198,846,054	98,883	252,652	23,677
Banco Fininvest S.A.	3,931	1,028	99,799	213,459	15,034
Banco Dibens S.A.	3,201,455,715	-	51,000	160,836	8,200
Unibanco Leasing S.A. – Arrendamento Mercantil	253,368	-	99,999	103,158	1,828
Unibanco Corretora de Valores Mobiliários S.A. (3)	30,000,000	30,000,000	100,000	51,769	(217)
Banco1.net S.A. (6)	21,775,476	-	64,690	44,051	(4.046)
Unibanco Securities Ltd.	17,770,000	-	100,000	27,324	(140)
Unibanco Asset Management -					
Banco de Investimento S.A.	1,468,400	1,262,829	93,000	21,430	3,142
Unipart Participações Internacionais Ltd.'s direct and indirect subsidiary companies (i)					
Unibanco Cayman Bank Ltd.	13,252,004	-	100,000	620,656	59,779
Unicorp Bank & Trust Ltd.	525,000	3,250,000	75,500	162,701	4,838
Unibanco União de Bancos Brasileiros					
(Luxembourg) S.A.	199,999	-	99,999	129,339	3,150
Banco Bandeirantes Grand Cayman, Inc.	6,000	-	100,000	64,727	(9)
Interbanco S.A.	18,999,793	-	99,999	38,761	2,287
Unibanco Securities, Inc	1,500	-	100,000	4,842	286
Unibanco Representação e Participações Ltda.'s direct and indirect subsidiary companies (i)					
Unibanco AIG Seguros S.A. (6)	336,204,913	183,878,703	49,692	1,144,995	47,577
Unibanco AIG Previdência S.A. (6)	465,403	-	100,000	93,745	10,367
Unibanco Companhia de Capitalização (6)	1,109,167	-	99,968	91,698	12,647
Unibanco AIG Saúde Seguradora S.A. (6)	20,000,000	-	100,000	24,558	1,645
Unibanco Empreendimentos e					
Participações Ltda.	201,111,880	-	100,000	200,160	1,217
Unibanco Empreendimentos Ltda.	150,488,716	-	100,000	129,795	294
BWU Representação e Participações Ltda. (6)	34,455,334	89,583,866	60,000	43,518	(2,608)
Estrel Administração e Corretagem de Seguros Ltda.	33.,997	-	99,991	37,859	4,318
Caixa Brasil Participações S.A.'s direct subsidiary company					
Banco Bandeirantes S.A. (2) e (3)	78,728,068,140	68,155,559,063	100,000	446,189	10,079

	Number of shares or quotas		Percentage holding (%)	Adjusted stockholders'	Adjusted net income
	Common	Preferred	Consolidated	equity	(loss)
Jointly controlled companies (i)					
BUS Holding S.A. (4)	381,089	7,591	37.987	576,312	(821)
Credicard S.A.- Administradora de Cartões					
de Crédito (6)	12,937,771	-	33.333	328,222	124,467
Serasa – Centralização de Serviços dos					
Bancos S.A. (6)	360,890	348,855	19.045	157,121	12,102
Banco Investcred S.A. (6)	95,290	-	50.000	111,202	5,186
Tecnologia Bancária S.A. (6)	762,277,905	-	21.433	102,996	4,260
Redecard S.A. (6)	199,990	400,000	31.943	57,095	22,462
Cibrasec – Companhia Brasileira de					
Securitização (6)	7,500	-	12.499	36,685	1,297
Interchange Serviços S.A. (6)	74,999,999,998	-	25.000	27,676	1,298
FMX S.A. Sociedade de Crédito,					
Financiamento e Investimento (5)	83,115	83,115	50.000	24,121	2,751
Unibanco Rodobens Administradora					
de Consórcios Ltda. (6)	3,798,500	-	50.000	4,167	161
Associated companies					
AIG Brasil Companhia de Seguros (6)	54,213,933	-	49.999	74,479	2,730

18

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

	Equity in results adjustments	Investments value
	Consolidated	Consolidated
Jointly controlled companies (i)		
BUS Holding S.A. (4)	4	3,829
Associated companies		
AIG Brasil Companhia de Seguros (6)	1,365	37,240
Others	663	8,648
Total	**2,032**	**49,717**

(i) The percentage shown in the Consolidated column refers to the controlling companies' percentage holding.

(1) In a quotaholder meeting held at March 20, 2002 the distribution of dividends in the amount of R$500,000 was approved. The payment of this dividends will be made between June 3 and December 31, 2002.

(2) The difference between the net income and the equity in results adjustments and stockholders' equity and the investment are result of gains to be realized on the sale of companies between companies of Unibanco's Group, that are being recognized in line with amortization of goodwill.

(3) The difference between the net income of this company and the equity adjustment recognized in income, relates to the restatement of stock exchange membership certificates taken directly to net equity of the investee company.

(4) The National Telecommunications Agency (Anatel), through Act No. 21581 published in the official gazette on February 8, 2002, authorized Unibanco to reduce its common stock interest in BUS Holding S.A.., which is the reason why the control is shared.

(5) The company name will be changed to Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, after Central Bank's approval.

(6) Companies audited by other independent auditors.

(b) Goodwill on acquisition of subsidiary companies

The goodwill relating to the acquisition of subsidiary companies is being amortized up to ten years, according to the expected period of benefit, and the amortized amount is recorded in "Other operating expenses". The consolidated balance of goodwill to be amortized and the amount amortized during the quarter were as follows:

Subsidiaries	Balance to be amortized	Amortization during the quarter
Bandeirantes	937,552	9,620
Credibanco	39,775	3,140
Fininvest	379,191	3,877
Investcred	56,419	1,472
Luizacred	31,835	10
Other	22,986	1,717
Total	**1,467,758**	**19,836**

17

19

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE – MARCH 31, 2002	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

8. **Fixed Assets**

	Consolidated
Land and building	918,586
Other fixed assets	1,058,351
Accumulated depreciation	(730,000)
Total, net	**1,246,937**

9. **Deposits**

			Consolidated
	Current liabilities	Long-term liabilities	Total
Demand deposits	2,219,052	-	2,219,052
Savings deposits	4,715,711	-	4,715,711
Interbank deposits	162,694	13,692	176,386
Time deposits	6,728,952	5,450,981	12,179,933
Total	**13,826,409**	**5,464,673**	**19,291,082**

10. **Resources from Securities Issued**

Resources from securities issued are represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are restated using the savings deposits index, plus average interest of 10.82% per annum, and are payable up to September 12, 2003.

(b) Euronotes

Maturity (1)	Currency	Consolidated
Less than 3 months	US$	375,678
	EUR	32,611
		408,289
From 3 to 12 months	US$	1,077,982
	EUR	81,936
		1,159,918
From 1 to 3 years	US$	690,597
	EUR	230,462
		921,059
From 3 to 5 years	US$	**13,941**
From 5 to 15 years	US$	**56,611**
Total		**2,559,818**

(1) The maturity date considers, when applicable, the date the investor may ask to anticipate redemption (put rights).

The average interest rate at March 31, 2002 was 7.06% per annum in Consolidated.

20

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE – MARCH 31, 2002	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Commercial paper programs

The commercial paper programs, in the amount of R$323,224 in Consolidated, are issued by Grand Cayman branch and are payable up to September 13, 2002, with interest rates between 1.93% and 3.48% per annum.

(d) The other issues totaled R$52,766 in Consolidated with maturities up to July 11, 2005 and an average interest rate of 7.98% per annum.

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Bank for Economic and Social Development).

12. Other Liabilities

			Consolidated
	Current liabilities	Long-term liabilities	Total
Collection of taxes and other contributions	242,583	-	242,583
Foreign exchange portfolio	1,912,226	-	1,912,226
Social and statutory	92,405	-	92,405
Taxes and social security	291,438	887,464	1,178,902
Negotiation and intermediation of securities	285,106	27,839	312,945
Accounts payable for purchase of assets	175,481	72,849	248,330
Technical provision for insurance, Capitalization and retirement plans	893,856	1,578,531	2,472,387
Sundry	2,123,049	756,280	2,879,329
Total	**6,016,144**	**3,322,963**	**9,339,107**

The foreign exchange portfolio includes R$855,620 of unsettled exchange sales and R$1,052,619 of obligations for exchange purchased net of advances on exchange contracts.

"Other liabilities - sundry, includes, basically, provisions for personnel and administrative expenses in the amount of R$180,816, provision for labor and civil litigations in the amount of R$677,237 and payments to be made to accredited establishments of Cartão Unibanco, Credicard and Cartão Fininvest in the amount of R$1,256,687.

13. Tax Employee and Civil Litigations

Unibanco Holdings is defendant in legal actions relating to tax litigations. Unibanco and its subsidiaries are defendants in several legal actions, relating principally to income taxes, indirect taxes and labor claims. Based on the advice of our external counsel, Unibanco Holdings and Unibanco recorded provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision were as follows:

	Parent Company	Consolidated
Balance at December 31,2001	**7,568**	1,479,352
Provision charged	263	102,158
Payments	-	(18,838)
Balance at March 31,2002	**7,831**	1,562,672

21

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(a) Tax litigation

Unibanco Holdings and Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes and the potential liability is fully provided.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

Unibanco and its subsidiaries filed other actions and claims on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Bandeirantes shareholders' claims

Certain former minority shareholders of Banco Bandeirantes S.A. (Bandeirantes) have initiated lawsuits against Bandeirantes, Caixa Geral de Depósitos, former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have also filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

14. *Stockholders' Equity (Parent Company)*

(a) **Capital**

Subscribed and paid in capital comprises shares without par value, as follows:

	Outstanding shares	Treasury stock	2001 Total
Common	37,138,435,873	-	37,138,435,873
Preferred class A	3,843,541,338	-	3,843,541,338
Preferred class B	42,426,351,836	922,147,249	43,348,499,085
Total	**83,408,329,047**	**922,147,249**	**84,330,476,296**

Preferred shares class "A" have no voting rights, that have priority in the reimbursement of capital without premium in the case of the capital liquidation, up to the amount of capital stock represented by such preferred shares. Preferred shares class "A" have a dividend 10% per annum greater per share than ordinary shares and participate in equal conditions with common shares in capital increase from monetary restatements of reserves and income. Preferred shares class "B" have no voting rights that: (i) are entitled to receive a semi-annual minimum dividend of R$0.15 per thousand shares; (ii) have priority in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iii) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal to the minimum R$0.15 per thousand shares.

Each Share Deposit Certificate (*Unit*) is represented by a preferred share issued by Unibanco and by a Class B preferred share issued by Holdings and is traded in the Brazilian market.

Each *Global Depositary Share* (GDS) is represented by 500 *Units,* and is traded in the international market.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Dividends and interest on own capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

On January 22, 2002, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2001 in the amount of R$99,655 representing R$1.1893 per 1,000 common shares and R$1.3082 per 1,000 preferred shares. class "A", R$1.1893 per thousand preferred shares class "B". The payment of the dividends was made as from January 31, 2002.

For each *Unit* there were dividends of R$2.4874 per 1,000 of Units attributed, R$1.1893 from Unibanco Holdings and R$1.2981 from Unibanco.

For each GDS there were dividends of R$1.2437 attributed.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks

The market value of treasury stocks at March 31, 2002, based *Units* price at March 28, 2002 in the São Paulo Stock Exchange was R$51,069.

15. Income Tax and Social Contribution

(a) Deferred tax assets

	Parent Company	Consolidated
Provisions not currently deductible, mainly allowance for loan losses	1,525	1,346,765
Tax benefit on reorganization on insurance holdings	-	25,557
Tax loss and negative basis of social contribution carryforward	277	364,039
Deferred tax liabilities relating to excess depreciation on leased assets and revaluation reserve	-	(133,619)
Net deferred tax assets	1,802	1,602,742
Total assets	1,802	1,609,086
Total liabilities	-	6,344

Deferred tax assets recorded in "Other credits - sundry" are computed at the tax rates in effect at each balance sheet date. Deferred tax assets not recognized totaled R$99,161 in Consolidated at March 31, 2002.

The deferred tax assets were classified in current and long-term assets in accordance with the expected realization time, which is up to 5 years in Consolidated.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Income tax and social contribution income (expenses)

	Parent Company	Consolidated
Income before income tax and social contribution, net of profit sharing	133,322	327,285
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(45,329)	(111,277)
Adjustments to derive effective tax rate:		
.Equity in the results of subsidiary and associated companies, net of income from foreign Subsidiaries	45,388	691
.Exchange gain on foreign branches and subsidiary companies	-	540
.Interest on own capital paid (received)	-	1,766
.Deferred tax assets from prior periods	-	24,394
.Permanent differences (net)	-	6,133
Income tax and social contribution for the quarter	**59**	**(77,753)**

16. Commitments and Guarantees

	Consolidated
Co-obligation and risks for guarantees provided	4,348,360
Assets under management (mainly mutual investment funds)	20,855,835
Lease commitments	29,747

17. Related Party Transactions

Assets	
Cash and due from banks	2
Marketable securities	8,580
Revenues	
Financial income	359
Expenses	
Personnel and other administrative expenses	7

Related-party transactions were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

18. Financial Instruments

Unibanco enters into transactions in a variety of financial instruments recorded in its own financial statements or off-balance sheet in memorandum accounts, in order to meet its own and its customers' needs to reduce exposure to market, currency and interest rate risks.

The risks involved in these operations are managed through operational policies, determination of limits by the Bank's Financial Committee and by closely monitoring positions.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(a) Financial instruments recorded in the financial statements compared to market values at March 31, 2002 are as follows:

	Consolidated	
	Book value	Market value
Assets		
Interbank investments	3,822,606	3,826,780
Marketable securities	17,454,720	17,625,003
Lending operations	21,004,135	21,020,321
Derivatives, net	249,196	270,686
Liabilities		
Deposits	19,291,082	19,295,922
Resources from securities issued	3,396,066	3,420,429
Treasury stocks	39,757	51,069

The market value of marketable securities was based on the average rate in effect on the last business day of the period, as informed by Brazilian Central Bank, Stock Exchanges, trade associations and external entities.

The market value of interbank investments, lending operations, and deposits (except for demand and saving deposits), was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The market value of resources from securities issued was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter, as informed by external entities.

The market value of treasury stocks was based on *Units* price at March 28, 2002 in the São Paulo Stock Exchange.

The market value of derivatives was based, principally, on the average rate in effect on the market on the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

25

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01475-3	UNIBANCO HOLDINGS S.A. DATE – MARCH 31, 2002 QUARTERLY INFORMATION	COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) The current notional values of off-balance sheet financial instruments at March 31 are as follows:

	Consolidated	
	Current notional value	Net exposure
Futures contracts		
Purchase commitments		
Currencies	1,440,271	1,298,385
Interbank interest rate	616,245	-
Exchange coupon	1,286,695	-
Sale commitments		
Currencies	141,886	-
Interbank interest rate	5,550,643	4,934,398
Exchange coupon	3,377,202	2,090,507
Term contracts		
Assets position		
Interbank interest rate	1,398,516	1,049,585
Fixed interest rate	348,912	-
Liabilities position		
Interbank interest rate	348,931	-
Fixed interest rate	1,401,566	1,052,654
Swap **contracts**		
Assets position		
Currencies	694,958	-
Interbank interest rate	6,468,639	3,598,921
Fixed interest rate	1,341,071	-
Other	1,944,389	765,261
Liabilities position		
Currencies	3,357,601	2,662,643
Interbank interest rate	2,869,718	-
Fixed interest rate	2,790,371	1,449,300
Other	1,179,128	-
Option contracts		
Purchase commitments		
Shares	1,434	1,434
Index	15,000	-
Sale commitments		
Index	15,050	50

The operations above do not represent Unibanco's total exposure to market, currency and interest rate risks since they only consider the values of off-balance sheet financial instruments.

The amounts of term contracts payable are R$3,069 in Consolidated and are recorded in "Other liabilities - Negotiation and intermediation of securities".

The amounts of receivables under the swap contracts are R$379,550 in Consolidated and the amounts of payables are R$127,311 in Consolidated and are recorded in "Other receivables" and "Other liabilities", respectively, in "Negotiation and intermediation of securities."

The premiums received from written swap option contracts totaled R$60 in Consolidated, and are recorded in "Other liabilities - Negotiation and intermediation of securities".

24

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) The maturities of financial instruments recorded in off-balance sheet memorandum accounts are as follows:

	Consolidated
Futures contracts	
Up to 90 days	4,988,435
Between 91 days and 180 days	1,191,914
Between 181 days and 360 days	4,407,981
More than 1 year	1,824,612
Term contracts	
Up to 90 days	377,602
Between 91 days and 180 days	255,206
Between 181 days and 360 days	1,098,256
More than 1 year	15,992
Swap contracts	
Up to 90 days	3,989,376
Between 91 days and 180 days	3,144,253
Between 181 days and 360 days	1,907,888
More than 1 year	2,899,882
Option contracts	
Between 91 days and 180 days	30,050
More than 1 year	1,434

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations' liquidation. The credit risks associated with the future and term contracts are minimized due to daily cash settlements and margin account deposits. Future and term contracts are subject to the risk of movements in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or indices for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparts to the contractual conditions and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the movements in market conditions could influence written options.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

19. Statement of Cash Flows

	Parent Company	Consolidated
Operating activities		
Net income	133,381	133,381
Reversal of provision for devaluation on marketable securities	-	(8,003)
Provision for lending, leasing and other credits losses	-	417,263
Technical provisions for insurance, capitalization and retirement plans	-	172,345
Deferred tax assets	(59)	(49,078)
Provision of foreclosed assets	-	5,826
Loss (gain) on sale of foreclosed assets and fixed assets	-	(2,373)
Amortization of goodwill on subsidiaries acquired	-	19,836
Equity in results of subsidiary and associated companies	(133,495)	(2,032)
Exchange gain on foreign investments	-	(1,587)
Provision for losses on other investments	-	4,368
Depreciation and amortization	-	77,369
Minority interest	-	116,151
Changes in assets and liabilities		
Decrease in interbank investments	-	875,152
Decrease (increase) in marketable securities	533	(2,091,879)
Decrease in Central Bank compulsory deposits	-	187,452
Net change in interbank and interdepartmental accounts	-	(253,628)
Decrease in lending operations	-	61,654
Decrease in leasing operations	-	48,163
Net change in foreign exchange portfolio	-	58,219
Increase in other credits and other assets	(53)	(60,474)
Increase (decrease) in other liabilities	205	(175,926)
Decrease in deferred income	-	(2,882)
Net cash provided by (used in) operating activities	**512**	**(470,683)**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	99,659	1,901
Proceeds from sale of foreclosed assets	-	18,125
Proceeds from sale of/capital decrease in subsidiary and associated companies		4,286
Purchase of other investments	-	(29,213)
Proceeds from sale of other investments	-	16,136
Purchase of fixed assets	-	(67,422)
Proceeds from sale of fixed assets	-	17,667
Deferred charges	-	(34,458)
Minority interest	-	(365,351)
Net cash provided by (used in) investing activities	**99,659**	**(438,329)**
Financing activities		
Increase in deposits	-	368,392
Increase in securities sold under repurchase agreements	-	1,056,319
Increase in resources from securities issued	-	98,992
Decrease in borrowings and onlending in Brazil – Governmental agencies	(517)	(561,337)
Dividends paid	(99,655)	(99,655)
Net cash provided by (used in) financing activities	**(100,172)**	**862,711**
Net decrease in cash and due from banks	**(1)**	**(46,301)**
Cash and due from banks at the beginning of the period	9	993,240
Cash and due from banks at the end of the period	8	946,939
Net decrease in cash and due from banks	**(1)**	**(46,301)**

28

CVM CODE
01475-3

UNIBANCO HOLDINGS S.A.
DATE – MARCH 31, 2002
QUARTERLY INFORMATION

COMMERCIAL, INDUSTRIAL
AND OTHER COMPANIES
Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

20. Subsidiary Companies Information

The following tables show the balance sheet and the statement of income of the most relevant Unibanco' subsidiary companies and the eliminations made are related only for companies consolidated or combined in each group.

(a) The most important financial entities and subsidiaries in Brazil::

Balance sheet	Bandeirantes and subsidiary companies	Dibens and subsidiary companies
Assets		
Current and long-term assets	1,107,473	1,899,379
Cash and due from banks	1	564
Interbank investments	51,085	1,730
Marketable securities	351,088	533,699
Interbank and interdepartmental accounts	1,127	6,178
Lending and leasing operations	-	1,141,949
Other credits and other assets	704,172	215,259
Permanent assets	134,084	46,541
Total	1,241,557	1,945,920
Liabilities		
Current and long-term liabilities	793,874	1,785,082
Deposits	210,487	847,347
Securities sold under repurchase agreements	-	308,955
Resources from securities issued	245,381	325,439
Interbank and interdepartmental accounts	4	61,004
Borrowings and onlending in Brazil – Governmental Agencies	-	152,600
Other liabilities	338,002	89,737
Minority interest	1,494	2
Stockholders' equity	446,189	160,836
Total	1,241,557	1,945,920

Statement of income	Bandeirantes and subsidiary companies	Dibens and subsidiary companies
Revenue from financial intermediation	28,388	98,834
Expenses on financial intermediation	(23,849)	(63,144)
Provision for lending, leasing and other credits losses	-	(6,873)
Salaries, benefits, training and social security and Other administrative expenses	(5,953)	(7,142)
Other operating income (expenses)	6,689	(7,015)
Non-operating income, net	(644)	(4,266)
Income tax and social contribution	5,498	(1,742)
Profit sharing	(16)	(452)
Minority interest	(34)	-
Net income	10,079	8,200

29

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE – MARCH 31, 2002	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Foreign branches and subsidiaries, includes mainly the accounts of the foreign branches: Unibanco Grand Cayman and Nassau, Credibanco - Grand Cayman and Dibens - Grand Cayman; banks: Unibanco (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., Unicorp Bank & Trust (Grand Cayman), and Banco Bandeirantes Grand Cayman Inc.; brokers: Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA) and the company Unipart Participações Internacionais Ltd.:

Combined balance sheet

Assets	
Current and long-term assets	**9,544,308**
Cash and due from banks	128,603
Interbank investments	487,074
Marketable securities	5,816,290
Interbank accounts	58,518
Lending and leasing operations	2,853,494
Other credits and other assets	200,329
Permanent assets	**19,665**
Total	**9,563,973**
Liabilities	
Current and long-term liabilities	**7,102,020**
Deposits	1,177,506
Securities sold under repurchase agreements	653,600
Resources from securities issued	2,600,365
Interbank accounts	12,470
Borrowings	2,515,538
Other liabilities	142,541
Deferred income	**6,826**
Minority interest	**39,864**
Stockholders' equity	**2,415,263**
Total	**9,563,973**

Combined statement of income

Revenue from financial intermediation	220,722
Expenses on financial intermediation	(86,138)
Provision for lending, leasing and other credits losses	(14,345)
Salaries, benefits, training and social security and	
Other administrative expenses	(12,659)
Other operating income (expenses)	(1,085)
Non-operating income, net	(96)
Profit sharing	(317)
Minority interest	(1,185)
Net income	**104,897**

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

30

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Insurance and private pension including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

Combined balance sheet	
Assets	
Current and long-term assets	**3,543,454**
Cash and due from banks	10,266
Marketable securities	2,831,534
Other credits and other assets	701,654
Permanent assets	**341,727**
Total	**3,885,181**
Liabilities	
Current and long-term liabilities	**2,740,187**
Other liabilities	494,698
Technical provisions for insurance, capitalization and retirement plans	2,245,489
Stockholders' equity	**1,144,994**
Total	**3,885,181**

Combined statement of income	
Revenue from financial intermediation	112,350
Insurance, capitalization and retirement plans premiums	460,223
Changes in technical provision for insurance, capitalization and retirement plans	(126,642)
Insurance claims	(165,798)
Private retirement plans benefits expenses	(101,440)
Salaries, benefits, training and social security and Other administrative expenses	(51,987)
Other operating income (expenses)	(68,987)
Non-operating income, net	8,160
Income tax and social contribution	(15,629)
Profit sharing	(2,673)
Net income	**47,577**

29

31

CVM CODE	UNIBANCO HOLDINGS S.A.	COMMERCIAL, INDUSTRIAL
01475-3	DATE – MARCH 31, 2002	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(d) *Credit card companies, including the jointly controlled companies as follow: Banco Credibanco S.A. (formerly Cartão Unibanco Ltda.) (98.883%), Bandeirantes Administradora de Cartões de Crédito e Assessoria S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais (33.333%) and Redecard S.A. (31.943%):*

Combined balance sheet

Assets	
Current and long-term assets	**2,390,842**
Cash and due from banks	14,147
Interbank investments	5,405
Marketable securities	416,575
Interbank and interdepartmental accounts	22,650
Lending operations	1,427,945
Other credits and other assets	504,120
Permanent assets	**286,455**
Total	**2,677,297**
Liabilities	
Current and long-term liabilities	**2,297,000**
Deposits	586,234
Borrowings	136,055
Resources from securities issued	235,960
Interbank and interdepartmental accounts	20,293
Other liabilities	1,318,458
Stockholders' equity	**380,297**
Total	**2,677,297**

Combined statement of income

Revenue from financial intermediation	280,457
Expenses on financial intermediation	(33,230)
Provision for lending, leasing and other credits losses	(113,358)
Salaries, benefits, training and social security and Other administrative expenses	(110,173)
Other operating income (expenses)	88,338
Non-operating income, net	750
Income tax and social contribution	(36,222)
Profit sharing	(4,221)
Net income	**72,341**

32

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(e) The companies which carry out consumer credit operation includes, principally, Banco Fininvest S.A. (100%), Banco Investcred S.A. (50%) and FMX S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

Combined balance sheet

Assets	
Current and long-term assets	**2,185,535**
Cash and due from banks	7,739
Interbank investments	87,494
Marketable securities	195,567
Interbank accounts	41,413
Lending operations	1,566,170
Other credits and other assets	287,152
Permanent assets	**134,244**
Total	**2,319,779**
Liabilities	
Current and long-term liabilities	**2,050,294**
Deposits	1,394,697
Interbank accounts	71,327
Borrowings	128,194
Other liabilities	456,076
Deferred income	**20**
Minority interest	**107**
Stockholders' equity	**269,358**
Total	**2,319,779**

Combined statement of income

Revenue from financial intermediation	302,018
Expenses on financial intermediation	(67,737)
Provision for lending, leasing and other credits losses	(136,407)
Salaries, benefits, training and social security and Other administrative expenses	(117,096)
Other operating income (expenses)	46,083
Non-operating income, net	4
Income tax and social contribution	(6,017)
Profit sharing	(2,904)
Minority interest	(20)
Net income	**17,924**

21. Other Information

(a) "Other operating income" totaled R$94,257 in Consolidated and includes mainly foreign branches' and subsidiary companies' exchange rate variation of income, in the amount of R$27,852 in Consolidated, (see Note 7), interest on judicial deposits in the amount R$11,014 in Consolidated.

(b) "Other operating expenses" totaled R$159,758 in Consolidated and includes mainly, provisions for contingencies civil and litigations, principally labor claims, in the amount of R$64,115 in Consolidated and amortization of goodwill on acquired subsidiaries in the amount of R$19,836 in Consolidated.

(c) Free Benefits Generation Program

Unibanco and part of its employees sponsor a "Free Benefits Generation Program" (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

33

CVM CODE   UNIBANCO HOLDINGS S.A.   COMMERCIAL, INDUSTRIAL
01475-3   DATE – MARCH 31, 2002   AND OTHER COMPANIES
       QUARTERLY INFORMATION   Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS (*Amounts expressed in thousands of Reais, unless otherwise indicated*)

The program is managed by Unibanco Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9% and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant's contribution, directly related to the return on equity.

As a result of Banco Bandeirantes' acquisition, Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans.

In the quarter of 2002, the contribution was R$1,655 in Consolidated.

(c) Stock option program

The Extraordinary Shareholders' Meeting held on October 31, 2001 approved the stock option program, denominated *Performance*. The objective of *Performance* is to foster the executives' long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to the *Performance* program, the executives of Unibanco can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to March 31, 2002, Unibanco granted 618,800,000 stocks option, in a form of Unit. The term of the exercise is between January 21, 2005 and January 21, 2007.

(e) Assets leased to third parties, in the amount of R$1,494,264, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,137,337 the residual value received in advance from these lessees amounts to R$837,459, classified as reduction account of leasing operations.

(f) Assets leased from third parties are being amortized through 2004. Expenses incurred on leasing operations totaled R$13,984 in Consolidated. If the leasing agreements were recorded as financing purchase, the leased assets at original cost, restated and depreciated would be R$37,512 in Consolidated and the debt recorded as liabilities would be R$29,835 in Consolidated.

(g) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At March 31, 2002, the insurance coverage on properties and other assets in use totaled R$1,081,835 in Consolidated.

22. Change in Classification and Valuation of Marketable Securities and Derivative Financial Instruments

The Brazilian Central Bank established new rules to record and valuation of marketable securities and derivative financial instruments, effective June 30, 2002.

(i) Marketable securities

According to the Brazilian Central Bank Circular 3068 issued on November 8, 2001, the securities must be classified as follows: a) trading securities; b) securities available for sale; and c) securities held to maturity.

Securities classified as trading and available for sale must be carried at fair value and the unrealized gain or loss must be recognized as revenue or expense for the period, if related to trading securities or as a specific component of stockholders' equity, net of applicable taxes, if related to securities available for sale. Securities held to maturity must be recorded at acquisition cost, plus accrued interest, which will be recorded in revenue for the period.

34

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(ii) Derivative financial instruments

According to the Brazilian Central Bank Circular 3082 issued on January 30, 2002, the derivative financial instruments must be recorded at fair value and the unrealized gain or loss must be recognized as revenue or expense for the period, although a specific practice must be observed for derivative instruments used for hedging.

The derivative financial instruments must be classified as: a) market risk hedge, and b) cash flow hedge. The derivative financial instruments designated as hedge, and the respective item subject to the hedge, must be adjusted at their fair value and the unrealized gain or loss must be recorded as revenue or expense for the period, if designated as market risk hedge, and in a specific component of stockholders' equity, net of applicable taxes, if designated as cash flow hedge.

The expected gain on Unibanco's financial position resulted from the application of these new criteria, based on the securities and derivatives instruments portfolios and in the market price conditions in place at March 31, 2002 is estimated in R$60 million, net of taxes effects.

The Brazilian Securities and Exchange Commission (CVM) has considered that the new accounting criteria to record and valuate marketable securities and derivative financial instruments established by the Brazilian Central Bank are harmonized with the best international accounting practices, being therefore acceptable, and determined that the companies which invest or control financial institutions must maintain the procedures mentioned in its consolidated financial statements, as well as in the accounting of the investment based on the equity method.

23. Subsequent Events

(a) On April 12, 2002, the Brazilian Central Bank approved the acquisition of 24.5% of total capital of Unicorp Bank & Trust Ltd., by Unipart Participações Internacionais Ltd., for US$36 million. As a result of this transaction, Unibanco own 100% of capital.

(b) On April 30, 2002, Unibanco, through its Grand Cayman Branch, issued US$200 million of subordinated debt, whit 10 years term and semi-annually interest payment. Unibanco issue could be redempted in five years or in any subsequent interest payment date. The coupon is 9.375% per annum for the first five years and thereafter 11.79% per annum.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

CONSOLIDATED BALANCE SHEET   (Expressed in thousands of Reais)

ASSETS	March 31, 2002	December 31, 2001
CURRENT ASSETS	**40,204,696**	**37,214,809**
Cash and due from banks	16,609,180	15,795,637
Demand deposits	946,939	993,240
Interbank investments	3,798,914	4,673,057
Marketable securities	11,863,327	10,129,340
Credits	20,392,189	19,597,349
Lending operations	16,053,499	16,658,363
Allowance for lending losses	(1,171,129)	(1,195,652)
Leasing operations	439,027	483,103
Allowance for leasing losses	(35,805)	(39,325)
Other credits	5,147,614	3,732,013
Allowance for other credits losses	(41,017)	(41,153)
Other	3,203,327	1,821,823
Interbank accounts	2,900,843	1,545,152
Interdepartmental accounts	6,164	4,527
Other assets	296,320	272,144
LONG-TERM ASSETS	**15,258,786**	**14,839,905**
Other credits	15,154,751	14,727,802
Interbank investments	23,692	24,701
Marketable securities	5,591,393	5,225,498
Lending operations	6,334,313	6,255,874
Allowance for lending losses	(212,548)	(218,158)
Leasing operations	276,448	289,851
Allowance for leasing losses	(23,402)	(33,220)
Other credits	3,176,698	3,194,243
Allowance for other credits losses	(11,843)	(10,987)
Other	104,035	112,103
Interbank accounts	57,548	57,567
Other assets	46,487	54,536
PERMANENT ASSETS	**3,557,397**	**3,563,946**
Investments	1,678,267	1,693,707
Associated companies	49,717	50,374
Associated companies - local	49,717	50,374
Other investments	1,628,550	1,643,333
Goodwill to be amortized on acquisitions of subsidiaries	1,467,758	1,491,250
Other	245,568	230,874
Provision for losses	(84,776)	(78,791)
Fixed assets	1,246,937	1,240,732
Fixed assets	1,246,937	1,240,732
Deferred charges	632,193	629,507
TOTAL	**59,020,879**	**55,618,660**

34

36

(Convenience translation into English from the original previously issued in Portuguese)

CONSOLIDATED BALANCE SHEET   (Expressed in thousands of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2002	December 31, 2001
CURRENT LIABILITIES	**38,232,896**	**35,437,412**
Other	38,232,896	35,437,412
Deposits	13,826,409	13,655,673
Securities sold under repurchase agreements	9,143,525	8,087,206
Resources from securities issued	2,363,084	2,386,920
Interbank accounts	1,401,436	59,477
Interdepartmental accounts	207,393	258,219
Local borrowings	235,134	291,711
Foreign borrowings	3,735,424	4,524,068
Local onlendings	1,304,347	1,212,142
Other liabilities	6,016,144	4,961,996
LONG-TERM LIABILITIES	**13,735,605**	**13,019,348**
Other	13,735,605	13,019,348
Deposits	5,464,673	5,267,017
Resources from securities issued	1,032,982	910,154
Local borrowings	1,163	1,254
Foreign borrowings	671,292	498,492
Local onlendings	3,242,532	3,223,562
Other liabilities	3,322,963	3,118,869
DEFERRED INCOME	**49,736**	**52,618**
MINORITY INTERESTS	**3,205,869**	**3,451,416**
STOCKHOLDERS' EQUITY	**3,796,773**	**3,657,866**
Capital	1,863,450	1,863,450
Capital	1,863,450	1,863,450
Capital reserves	413,537	413,537
Revaluation reserve	3,090	3,083
In subsidiary companies	3,090	3,083
Revenue reserves	1,377,796	1,377,796
Legal reserve	104,979	104,979
Realizable profit reserve	1,275,971	1,275,971
Special dividends reserve	36,603	36,603
Treasury stocks	(39,757)	(39,757)
Retained earnings	138,900	-
TOTAL	**59,020,879**	**55,618,660**

35

37

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE   UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES   COMMERCIAL, INDUSTRIAL
01475-3   DATE - MARCH 31, 2002   AND OTHER COMPANIES
                          QUARTERLY INFORMATION   Corporate Legislation

CONSOLIDATED STATEMENT OF INCOME   (Expressed in thousands of Reais)

	From January 1, 2002 To March 31, 2002	From January 1, 2001 To March 31, 2001
Revenues	**2,586,143**	**2,416,076**
Lending operations	1,684,717	1,505,902
Leasing operations	30,433	56,442
Marketable securities	819,453	784,464
Foreign exchange transactions	33,941	29,128
Compulsory deposits	17,599	40,140
Expenses	**(1,539,929)**	**(1,596,699)**
Deposits and securities sold	(966,812)	(1,061,570)
Borrowings and onlendings	(155,854)	(153,531)
Provision for lending, leasing and other credits losses	(417,263)	(381,598)
GROSS PROFIT	**1,046,214**	**819,377**
Other operating income (expenses)	**(656,092)**	**(553,746)**
Other operating income	**1,215,526**	**1,077,646**
Services rendered	597,991	508,342
Insurance, capitalization premiums and retirement plans premiums	523,278	440,781
Other operating income	94,257	128,523
Other operating expenses	**(1,873,650)**	**(1,634,971)**
Changes in technical provisions for insurance, capitalization and retirement plans premiums	(172,345)	(129,977)
Insurance claims	(165,798)	(150,862)
Private retirement plans benefits expenses	(101,440)	(87,282)
Selling, other insurance and private retirement plans expenses	(37,433)	(34,490)
Credit card selling expenses	(56,464)	(43,490)
Salaries, benefits, training and social security	(397,741)	(383,424)
Other administrative expenses	(618,452)	(538,865)
Financial transaction an other taxes	(164,219)	(136,881)
Other operating expenses	(159,758)	(129,700)
Equity in results of associated companies	**2,032**	**3,579**
OPERATING INCOME	**390,122**	**265,631**
NON-OPERATING INCOME	**(5,485)**	**41,281**
Revenues	11,460	61,999
Expenses	(16,945)	(20,718)
INCOME BEFORE TAXES AND PROFIT SHARING	**384,637**	**306,912**
Provision for income tax and social contribution	(126,831)	(77,402)
Deferred income tax and social contribution	49,078	36,474
PROFIT SHARING	**(57,352)**	**(38,332)**
Management	(2,546)	(2,199)
Employees	(54,806)	(36,133)
MINORITY INTEREST	**(116,151)**	**(101,636)**
NET INCOME	**133,381**	**126,016**
Number of outstanding shares (Note 14a)	83,408,329,047	84,097,812,912
Net income per 1,000 shares: R$	1.60	1.50
Book value per 1,000 shares: R$	45.52	40.74

38

CVM CODE	UNIBANCO HOLDINGS S.A.	FINANCIAL
01475-3	DATE – MARCH 31, 2002	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

Operating Performance

Since Unibanco Holdings S.A's equity is substantially invested in Unibanco - União de Bancos Brasileiros S.A., we provide below significant information on that Bank's performance:

Net Income and Shareholders' Equity

Unibanco Holdings S.A.

Net income for the first quarter of 2002 reached R$133 million. Earnings per 1,000 shares, considering the average outstanding shares in the period, reached R$1.60 in the first quarter of 2002. Annualized return on average equity was 15.1%. Shareholders' equity on March 31, 2002 reached R$3,797 million and the book value per 1,000 shares was R$45.52.

Unibanco – União de Bancos Brasileiros S.A.

Net income for first quarter of 2002 reached R$222 million, up 5.7% over first quarter of 2001 figure (R$210 million) and down 7.9% over fourth quarter of 2001 (R$241 million). First quarter of 2002 operating income of R$391 million posted a 47.0% growth vs. first quarter of 2001 and 68.5% vs. fourth quarter of 2001.

Earnings per 1,000 shares reached R$1.60 in first quarter of 2002, favored by the share buy-back program, being 6.7% above the first quarter of 2001 figure of R$1.50 per 1,000 shares. If one disregards such effect, the growth would reach 5.7%.

Shareholders' equity stood at R$6.3 billion in March 2002, an increase of 3.8% when compared to December 2001. First quarter of 2002's annualized return on average equity was 15.1% , while the annualized return on average assets was 1.6%. The book value per 1,000 shares was R$45.48 at the end of the period.

Assets

Consolidated assets of R$59.0 billion represented a growth of 6.1% for the quarter and a 7.4% year to year increase. The expansion in first quarter of 2002 was noticed mainly in the securities portfolio, mostly in federal government securities.

R$24.9 billion of Unibanco's assets were lending, leasing and other credits, R$17.6 billion were marketable securities - issued primarily by the federal government - and R$3.8 billion were interbank investments.

Securities Portfolio

The R$17.6 billion total securities portfolio at the end of March 2002 grew 13.7% and 38.9% over December 2001 and March 2001, respectively, largely due to higher investments in federal government securities maturing in up to 90 days. Non-financial corporate debt securities consist primarily of eurobonds and debentures. The carrying of these securities is considered in the credit evaluation of the issuers, using credit risk allocation.

The participation of securities in total assets reached 29.8% in first quarter of 2002, vs. 27.8% in fourth quarter of 2001 and 23.1% in first quarter of 2001.

39

CVM CODE	UNIBANCO HOLDINGS S.A.	FINANCIAL
01475-3	DATE – MARCH 31, 2002	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

Risk Portfolio and Allowance for Lending, Leasing and Other Credits Losses

The R$25.3 billion total loan risk portfolio, which includes guarantees honored, decreased by 2.1% over the quarter and grew by 7.7% year to year. The economic slowdown over the last few months, coupled with enhanced prudence in the granting of loans led to a reduction of Unibanco's credit risk during first quarter of 2002. .

At the end of March 2002, the consolidated allowance for lending, leasing and other credits losses, pursuant to National Monetary Council Resolution 2682, totaled R$1,496 million, down 2.7% quarter to quarter and representing 5.9% of total credit risk, maintaining basically the same coverage as the previous quarter.

In accordance with the Resolution 2682, total provisioning expenses for first quarter of 2002 were R$417 million, against R$489 million in fourth quarter of 2001 and R$382 million in first quarter of 2001.

Below is Unibanco's consolidated funding for the periods indicated:

R$ million

Funding	Mar-02	Dec-01	Mar-01	Quarter (%) change	Annual (%) change
Fund in local currency	35,290	32,492	30,481	8.6	15.8
Total deposits	18,184	17,272	12,998	5.3	39.9
Demand deposits	1,797	1,836	2,145	-2.1	-16.2
Saving deposits	4,575	4,595	3,549	-0.4	28.9
Interbank deposits	174	156	212	11.5	-17.9
Time deposits	11,638	10,685	7,092	8.9	64.1
Securities sold under repurchase agreements	8,490	7,581	9,613	12.0	-11.7
Debentures and mortgage notes	460	478	1,338	-3.8	-65.6
Onlendings in Brazil (BNDES funds)	4,274	4,154	3,289	2.9	29.9
Technical provision for insurance, capitalization and					
retirement plans	2,472	2,342	2,124	5.6	16.4
Other	1,410	665	1,119	112.0	26.0
Fund in foreign currency	10,485	10,775	11,478	-2.7	-8.7
Total deposits	1,116	1,660	1,098	-32.8	1.6
Demand deposits	422	567	339	-25.6	24.5
Saving deposits	141	139	131	1.4	7.6
Interbank deposits	2	2	-	0.0	0.0
Time deposits	551	952	628	-42.1	-12.3
Securities sold under repurchase agreements	654	506	482	29.2	35.7
Onlendings in Brazil (BNDES funds)	273	282	306	-3.2	-10.8
Finance lines for export and imports	2,912	3,325	4,022	-12.4	-27.6
Eurobonds and commercial papers	2,936	2,819	3,482	4.2	-15.7
Other	2,594	2,183	2,088	18.8	24.2
Total funding	45,775	43,267	41,959	5.8	9.1
Assets under management	20,856	20,398	20,320	2.2	2.6
Total funds + assets under management	66,631	63,665	62,279	4.7	7.0

40

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A.	FINANCIAL
01475-3	DATE – MARCH 31, 2002	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

Unibanco's overall funding reached R$66.6 billion, up 4.7% and 7.0% over the past three and twelve months. This amount includes R$20.9 billion of funds under management. Total local and foreign funding increased 5.8% over the quarter to R$45.8 billion on March 31, 2002.

Local funding rose 8.6% over the last three months to R$35.3 billion, mainly due to the growth in time deposits and funds obtained in the open market.

As a result of seasonal effects, demand deposits fell by 7.7% in first quarter of 2002 vs. fourth quarter of 2001, whereas savings deposits remained stable.

During the first quarter of 2002, in line with a market trend toward a greater allocation of portfolios to low risky assets. there was greater demand for time deposits, among the customers of both the Retail Bank and the Wholesale Bank.

Growth in the funds obtained in the open market took place due to an increase in arbitrage opportunities with low risk in the government bond market. These funds are invested largely in securities that, as previously mentioned, increased by 13.7% in the quarter.

Foreign funding posted a drop of 2.7% over the quarter, totaling R$10.5 billion at the end of March 2002. The reduction in the import and export lines during the period was due to alternative lines of funding at more attractive costs.

Funds and portfolios under management were up 2.2% over the quarter, from R$20.4 billion at the end of December 2001 to R$20.9 billion at the end of March 2002.

Capital Adequacy Ratio

The Basel capital adequacy ratio, in accordance with Central Bank guidelines, stood at 13.8% in March 2002, against 13.7% in December 2001 and 15.3% in March 2001. As a subsequent event, Unibanco issued subordinated debt amounting to US$200 million in April 2002, which is included the bank's capital base as Tier II, increasing the Basel ratio pro-forma to 14.8%. This was Unibanco's first subordinated debt operation, making use of an alternative tool for increasing its capital base.

Main Subsidiaries and Affiliates

Insurance

The Unibanco AIG Seguros generated net income of R$48 million in first quarter of 2002, compared with R$32 million of fourth quarter of 2001, R$24 million of which contributed to Unibanco's earnings. This performance resulted from higher premium revenues during the period, as well as from a lower claims ratio, coupled with improved financial results, which had been adversely affected by the appreciation of the real in fourth quarter of 2001. The insurance companies' technical reserves reached R$660 million at March 31, 2002, compared to R$625 million at December 21, 2001

Private Pension Plans

Unibanco AIG Previdência earned R$10 million in net income in first quarter of 2002, as compared to R$5 million in fourth quarter of 2001. The reduction in the IGP-M general price index during the quarter and profit realization in connection with some financial assets accounted for the company's good performance. The company services approximately 490,000 individual customers.

Technical reserves were R$1.6 billion on March 31, 2002 and R$1.5 billion on December 31, 2001.

41

CVM CODE	UNIBANCO HOLDINGS S.A.	FINANCIAL
01475-3	DATE – MARCH 31, 2002	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

Credibanco - Cartão Unibanco

The credit card business of Credibanco - Cartão Unibanco produced a net income of R$24 million in the quarter, as compared with R$33 million in the fourth quarter of 2001. The number of cards issued totaled 3.6 million in first quarter of 2002, vs. 2.6 million in first quarter of 2001, a 38.5% growth. As a result, the company's market share increased to 10.1% from 8.8%. The total number of transactions carried out by Credibanco-Cartão Unibanco reached 15.0 million in first quarter of 2002, 15.4% above the previous year's figure.

Credicard Group

The Credicard group of companies - Credicard, Redecard and Orbitall – Brazil's credit card market leaders, generated an equity income of R$49 million to Unibanco in the first quarter of 2002, and R$ 36 million in fourth quarter of 2001. The good performance of the Credicard group companies in first quarter of 2002 vs. fourth quarter of 2001 is related to the seasonal volume of transactions in fourth quarter of 2001, which had an impact on costs, whereas the corresponding revenues only materialized this quarter.

Fininvest

Fininvest added R$15.0 million to Unibanco's bottom line in the first quarter of 2002. Compared to fourth quarter of 2001, this result was better, thanks to more restrictive credit policies, as well as the improvements made to some products.

The company ended the period with R$1.9 billion in assets, approximately 3.9 million active clients and 108 stores in Brazil's largest cities.
During the first quarter, the company continued to implement its expansion plan, aiming to increase its market share among lower income consumers through the opening of 6 new stores in Brazil. The opening of two more stores is planned for this year.

The process of integrating alike activities of Fininvest with Credibanco and Unibanco has continued. To illustrate, the Fininvest call center activities are in process of being merged with those of Unibanco, as a result of which annual expenses will be reduced by roughly R$7.0 million.

Dibens

Dibens' first quarter of 2002 net income reached R$8 million, in line with the previous quarter. The bank ended the quarter with a R$1.2 billion loan portfolio.

Capitalization

During the quarter, Unibanco Capitalização became a unit of the Retail Bank, thus concentrating all the products and businesses targeting the major retail public under the same management. The purpose of this restructuring is to merge operating and administrative structures, increasing the company's efficiency and profitability.

Unibanco Capitalização's net income was R$13 million for the quarter and technical reserves reached R$232 million at March 31, 2002.

Asset Management

Unibanco Asset Management (UAM) ended first quarter of 2002 with R$20.5 billion in assets under management, up 2.1% over December 31, 2001. Assets from pension funds reached R$4.7 billion at the end of the quarter, placing UAM as the second largest company in this segment, with a share of 12.59%, according to Anbid (National Investment Banks Association).

42

CVM CODE	UNIBANCO HOLDINGS S.A.	FINANCIAL
01475-3	DATE – MARCH 31, 2002	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

Performance Overview

The Brazilian Economy - 1st Quarter Retrospective

The Brazilian economy started to show signs of recovery during the first quarter. Industrial production, which hit its lowest point last October, decreased 2.2% in the first quarter of 2002 when compared to the same period last year, but rose 0.8% vs. December 2001, in seasonally adjusted terms. The end of power rationing and improved consumer expectations justify the resumption of economic activity. The modest growth is not yet reflected in an improved level of employment and real wages. In March, the unemployment rate reached 7.1%, vs. 6.5% during the same period in 2001.

Inflation, as measured by the IPCA consumer price index, reached 1.5% during first quarter of 2002. Even though inflation is falling slowly, the Central Bank initiated a gradual process of reducing the Selic interest rate, as a result of which, by the end of March, the rate had dropped to 18.5% from 19% p.a. in February. The Central Bank's decision showed that the monetary authorities are not pursuing the central point of the inflation target at any price, but attempting to minimize the impact on economic activity without jeopardizing the system of inflation targets, conforming to the range's cap. The merely marginal reduction in interest rates caused the volume of loans in the financial system to remain virtually unchanged in the first quarter, up only 0.9%. The total volume of credit granted by the private system slipped by 0.8% in the first quarter, whereas credit granted by the public system rose by 4.2%. As expected, delinquency levels were high, for seasonal reasons.

Brazilian external accounts posted a fairly positive performance during the first three months of the year, contributing to the stability of the exchange rate during the period. The real reached the end of the first quarter at R$2.324/US$, with a devaluation of only 0.14%. The trade balance posted a US$1.07 billion surplus, vs. a US$680 million deficit in first quarter of 2001. Foreign direct investment totaled US$4.7 billion in first quarter of 2002, the same level as first quarter of 2001. The country risk reduction made it easier for the Treasury and Brazilian companies to obtain international funding. The Treasury issued US$2.9 billion during the quarter, amount sufficient to roll over virtually all of the federal government's foreign debt falling due this year.

Results

First quarter of 2002 financial intermediation revenues (R$2.6 billion) rose 43.0% this quarter, mainly due to the negative impact of the real appreciation (13%) relative to the US dollar in fourth quarter of 2001 results. In the first quarter of 2002, the stability of the exchange rate (devaluation of 0.14%) drove financial intermediation revenues back to their recurring levels. The results provided by securities also suffered the impact of a 13.7% portfolio growth in the quarter and of a 38.9% growth over the past 12 months. The expenses on deposits and securities sold, and also on borrowings and onlendings were subject to the same exchange rate impact above mentioned, as well as an increase in the balances of time deposits.

Expenses with provisions for lending, leasing and other credits losses totaled R$417 million in first quarter of 2002, 14.7% below fourth quarter of 2001 figure, and up 9,2% over first quarter of 2001.

The average spreads of the Retail Bank portfolio posted slight reductions, due to the economic environment and market conditions. In the Wholesale Bank, spreads remained unchanged.

Total Other Operating Income and Other Operating Expenses, at negative R$66 million in first quarter of 2002, was R$136 million better than fourth quarter of 2001. The net change in these items is due mainly to the impact of the exchange rate fluctuation on investments abroad. These investments, which amounted to R$2.4 billion and R$2.3 billion at the end of first quarter of 2002 and fourth quarter of 2001, respectively, were partially hedged during these periods.

First quarter of 2002 operating income of R$391 million was 68.5% and 47.0% higher than fourth quarter of 2001 and first quarter of 2001, respectively.

CVM CODE	UNIBANCO HOLDINGS S.A.	FINANCIAL
01475-3	DATE – MARCH 31, 2002	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

Fees from Services Rendered

Fees from services rendered in first quarter of 2002 totaled R$598 million, a 1.7% increase compared with fourth quarter of 2001 and a 17.7% rise year-to-year.

First quarter of 2002 banking fees of R$290 million grew 2.5% from fourth quarter of 2001, and 16.0% over first quarter of 2001, as a result of the successful efforts of our ContAtiva organic growth plan, and the wider range of products offered to our customers.

First quarter of 2002 revenues in the credit card business amounted to R$251 million, a 3.3% rise over fourth quarter of 2001 and 30.7% over first quarter of 2001, as a result of the client base increase.

Asset management fees reached R$57 million in first quarter of 2002, 8.1% below fourth quarter of 2001, due to the migration of some clients to funds with lower management fees.

Main Performance Ratios

The first quarter of 2002 efficiency ratio of 55.8% improved from 58.4% in the previous quarter.

At the end of March 2002, the Unibanco group, including its subsidiaries, had 28,809 employees, compared to 29,704 at the end of December 2001. The reduction was due to the synergy gains that resulted from the completion of the Bandeirantes integration process and the restructuring in Fininvest.

The first quarter of 2002 annualized net financial margin was 11.3% compared to 12.1% in fourth quarter of 2001. The variation was mainly due to the effects of the exchange rate fluctuation on financial assets and liabilities linked to the US dollar in fourth quarter of 2001, as we have already mentioned.

Operating Highlights

Retail Bank

- The Retail Bank had a good performance during first quarter of 2002 on its two operating fronts, as follows:
  - ✓ Organic growth - 200,000 new bank accounts were opened through the ContAtiva Program, which seeks to gain customers whose monthly income is higher than R$1,000 for the service network under the Unibanco brand. This figure is 45% higher than the first quarter of 2001. The number of customers added during this quarter, coupled to the current base of account holders, savings and retirees totals 5.4 million, representing an annualized growth of 15.4%.
  - ✓ Low income segment ➠ in this segment, Unibanco operates through Fininvest, a wholly-owned subsidiary since December 2000, and through its recent partnerships with Globex-Ponto Frio in Investcred Unibanco, and with Magazine Luiza in LuizaCred. Unibanco has a 50% stake in each one of these companies and is in charge of managing their businesses. Jointly, these companies also expanded their base by 200,000 new customers in the quarter, thereby adding 8.1 million clients to the Unibanco customer base. These partnerships completed in fourth quarter of 2001 have already started contributing positively to Unibanco's consolidated financial results.
- Unibanco reached the end of March 2002 with 1,450 points of sale, as follows: 806 branches, 460 corporate-site branches, 76 in-store branches and 108 Fininvest stores.

- During the quarter, Unibanco Capitalização became a unit of the Retail Bank, thus concentrating all the products and businesses targeting the major retail public under the same management. During this quarter, following products were introduced: Uniband Nota 10 (Uniband Grade A+), a single payment capitalization security, marketed at lottery stores throughout the country, Sonho Programado (Programmed Dream), a product with monthly payments from 36 to 120 months, designed for home purchase and marketed through insurance brokers and, finally, ePlin, an innovative capitalization product entirely online which reached a 23% "website visits to sales" conversion ratio.

(Convenience translation into English from the original previously issued in Portuguese)

COMMENTS ON PERFORMANCE FOR THE QUARTER

- Unibanco was once again chosen one of the best companies in the country in the marketing area by ADVB – the Brazilian Association of Sales and Marketing Executives. The strategies Unibanco developed in the areas of advertising and the Internet won the Marketing Top 2002 award. The new "Unibanco Couple" advertising campaign introduced in early 2001 caused declared recall to rise by 88%, resulting in a 70% increase in the efficiency of advertising investment, as measured by the ratio of message understanding (IAM), the best performance in the financial sector during the year. The Internet strategy resulted in a 156% increase in the number of visits to the Unibanco.com website, which jumped from 7.5 million in February 2001 to 19.2 million in January 2002. In 2001, more than 380,000 clients joined the new Internet Banking system.

Wholesale Bank

- In the BNDES Onlendings segment, Unibanco continued to rank first among private banks in first quarter of 2002 in disbursements, with a 9.6% market share. During the quarter, R$242.2 million were disbursed for several projects approved in 2001 and earlier this year.

- In Debt Capital Markets, Unibanco maintained its no. 1 rank, both in terms of origination and distribution of securities, with a 29% market share in both categories. During this quarter, Unibanco coordinated three operations amounting to R$ 474 million.

- In Equity Capital Markets, Unibanco completed its advisory services concerning the consolidation of the participation of Norsk Hydro ASA in the capital of Adubos Trevo S.A. through the structuring and execution of a special auction at Bovespa (São Paulo Stock Exchange). Following the auction, Norsk Hydro ASA increased its participation in Adubos Trevo S.A. to 99.9% of the voting capital and to 95.8% of total share capital. Still within this segment, Unibanco acted as Special Participant in the secondary global offering of Companhia Vale do Rio Doce – CVRD common stock, owned by the Federal Government and the BNDES.

- Unibanco took part in three Syndicated Loans transactions during the period in the role of Arranger or Co-Arranger, totaling R$450 million.

- Regarding Project Finance, the ETEP – Empresa Paraense de Transmissão de Energia S.A. (a consortium comprised of the companies Alusa, Schahin and Eletrobrás) deal was completed. The company is a concessionaire for the implementation of a transmission line between Tucuruí and Vila do Conde substations in the state of Pará. Unibanco was also the Lead Manager of the syndicated loan, structured as project finance, employing BNDES funds totaling R$31.3 million for a 9-year term, for the expansion of the co-generation plant situated in the Equipav facilities.

- In Cash Management, Unibanco increased its revenues by 21% vs. first quarter of 2001, to R$73.1 million, having also expanded its partnerships with important companies to act as banking correspondents.

Insurance and Private Pensions Plans

- At the end of March 2002, the VGBL – Investir Seguro (VGBL – Safe Investing) product was launched. It combines life insurance with investment, enabling the insured party to redeem the invested amount at any time, while still offering coverage in case of death, accidents or disability. This product, which was recently regulated by Susep, is similar to PGBL but offers no fiscal benefits. Therefore, it is estimated that it will attract the segment of the population whose income is around R$2,000/month (approximately 12 million people).

Wealth Management

- The Global Wealth Management market has been expanding over the last few years, posting the most aggressive growth rates within the financial services industry. In the same way as global leading institutions, Unibanco – in a pioneering move in the Brazilian financial market – merged its Private Banking and Asset Management businesses in first quarter of 2002.
- Information released by the Gazeta Mercantil business daily newspaper highlighted that mutual funds under management of UAM performed better than their benchmark references (CDI – Interbank rate), especially those with medium-high volatility. Among these funds, UBB FIF Derivatives was the one that provided the best returns. The following are also worthy of note: Unibanco Private Aggressive, Uni Class Aggressive, Unibanco Advantage Plus and Unibanco FIF Advantage Institutional.

CVM CODE	UNIBANCO HOLDINGS S.A.	FINANCIAL
01475-3	DATE – MARCH 31, 2002	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

- UAM was rated "AAA" by Atlantic Rating. In ascribing this rating to UAM, Atlantic Rating took into account the criteria of analysis, risk assessment and profitability of the securities that make up the assets under UAM management, as well as the high capacity of its executives, among others.

- In the Private Banking area, Unibanco grew by 4.2% in first quarter of 2002, reaching R$7.5 billion in funds under management, a figure that consolidates its position among the largest Brazilian banks in the private banking segment. This substantial growth results from the broad range of unique products and services offered both in the Brazilian market and in the main international investment markets.

SPB - Brazilian Payments System

- Unibanco successfully began operating according to the New Brazilian Payments System (SPB – Sistema de Pagamentos Brasileiro) on April 22, 2002. As a protective measure, the financial market agreed to increase the minimum amount of funds transfers in the *new electronic mode to R$5 million, thereby substantially reducing the number of operations when the new system was introduced.* Unibanco monitored the subject from the very start and took active part in the discussions and work groups organized by the Central Bank and class entities concerning the restructuring of the SPB. Given the project's complexity, several areas were involved, mainly information technology, products, back-offices, accounting, risk management, internal auditing and legal, with total investments of R$18 million.

Community-oriented Activities

- The "10 years of Unibanco Ecology – Reaping the Rewards" case won the Super Environment Prize, granted by SuperInteressante magazine, from Abril publishers. The project featured 500 entries and three finalists in the Corporate – Community Relations category. The finalists and winners will be presented in a Special Edition of the magazine, in June. The prize granting ceremony will take place on May 27.

- Unibanco renewed its support for the Alfabetização Solidária (Solidary Literacy) program by contributing R$510,000 during 2002. The program is a partnership between the Federal Government, universities and private companies, whose purpose is to reduce the levels of illiteracy in Brazil.

- Still in line with Unibanco's strategy of taking an active role in society with the purpose of reducing social inequalities, partnerships/agreements were signed with several institutions operating in the cultural, healthcare, educational, environmental and drug-abuse areas. Among these partnerships, we highlight: MAM – Museum of Modern Art; the Israel House of Culture; TUCCA – Association for Children and Teenagers with Brain Tumors; the Child Foundation – Childhood Cancer Institute - São Paulo; the Santa Casa de Misericórdia hospitals in Porto Alegre and Poços de Caldas; APAE – Association of the Parents and Friends of Disabled People in Poços de Caldas; Brazilian Community Action in Rio de Janeiro and the Ethos Institute – Journalism Award.

- Unibanco also operates in the field of culture through the Moreira Salles Institute, the Espaço Unibanco de Cinema (Unibanco cinema space chain) and Arteplex Unibanco movie theatres.

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR   **DATE- MARCH 31, 2002**
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01475-3	UNIBANCO HOLDINGS S.A.	00.022.034/0001-87

INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED	3 - CNPJ	4 - CLASSIFICATION	5 - % STOCKHOLDERS' INVESTMENT	6 - % STOCKHOLDERS' EQUITY OF INVESTOR
7 - TYPE OF COMPANY			8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Thousand)	9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Thousand)	
01	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	33.700.394/0001-40	LISTED SUBSIDIARY COMPANY	60.20	99.92
FINANCIAL INSTITUTION			83,408,329	83,408,329	

45

(Convenience translation into English from the original previously issued in Portuguese)

OTHER MATERIAL INFORMATIONS FOR THE COMPANY

The following informations were elaborated as from April 30, 2002

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect.

Shareholders	Shareholders' Nationality	Common shares/quotas Quantity	%	Preferred shares Quantity	%	Total Quantity	%
Unibanco Holdings S.A.							
- E. Johnston Repres. e Part. S.A.	Brazilian	24,777,810,578	66.72	133,447,680	0.28	24,911,258,258	29.54
- Caixa Brasil SGPS, S.A.	Portuguese	3,713,843,587	10.00	6,758,000,000	14.32	10,471,843,587	12.42
- Commerzbank Aktiengesellschaft	German	3,335,935,602	8.98	6,315,541,338	13.38	9,651,476,940	11.44
- The Dai-Ichi Kangyo Bank Ltd.	Japanese	2,287,912,752	6.16	-	-	2,287,912,752	2.71
- Treasury stock		-	-	922,147,249	1.95	922,147,249	1.09
- Other		3,022,933,354	8.14	33,062,904,156	70.07	36,085,837,510	42.80
Total		**37,138,435,873**	**100.00**	**47,192,040,423**	**100.00**	**84,330,476,296**	**100.00**
E. Johnston Repres. e Part. S.A.							
- E. Johnston Participações Ltda.	Brazilian	13,785,728,606	85.52	91,506,010	3.12	13,877,234,616	72.82
- Fernando Roberto Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Walther Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Pedro Moreira Salles	Brazilian	584,177,679	3.62	1	-	584,177,680	3.07
- João Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Treasury stock		-	-	249,075,298	8.49	249,075,298	1.31
- Other		-	-	2,592,208,307	88.39	2,592,208,307	13.59
Total		**16,122,439,322**	**100.00**	**2,932,789,616**	**100.00**	**19,055,228,938**	**100.00**
E. Johnston Participações Ltda.							
- Fernando Roberto Moreira Salles	Brazilian	109	25.00	-	-	109	25.00
- João Moreira Salles	Brazilian	109	25.00	-	-	109	25.00
- Pedro Moreira Salles	Brazilian	109	25.00	-	-	109	25.00
- Walter Moreira Salles Júnior	Brazilian	109	25.00	-	-	109	25.00
Total		**436**	**100.00**			**436**	**100.00**

(b) The characteristics and the quantity of securities issued by Unibanco Holdings S.A. that are direct or indirect held by the majority shareholder, the Directors and the Executive Officers:

	Quantity of shares/units/gds			
	Investments in Unibanco Holdings		Preferred (UBB) + Preferred Class "B" (Holdings)	
	ON	PN	UNITS	GDS
Controller	24,777,810,578	-	133,447,680	-
Councils	18	-	119,029,695	-
Directors	-	-	-	-

(c) Changes in the direct and indirect ownership hold by the majority shareholder, the Directors and the Executive Officers, since June 30, 2001 :

	Quantity of shares/units/gds			
	Investments in Unibanco Holdings		Preferred (UBB) + Preferred class "B" (Holdings)	
	ON	PN	UNITS	GDS
Controller	-	-	-	-
Councils	-	-	40,036	-
Directors	-	-	-	-

(Convenience translation into English from the original previously issued in Portuguese)

OTHER MATERIAL INFORMATIONS FOR THE COMPANY

(d) Quantity of outstanding shares and its percentage related to the issued total shares.

ON	%	PNA	%	PNB	%	Total	%
12,360,625,295	33.28	3,843,541,338	100.00	42,292,904,156	97.56	58,497,070,789	69.37

49

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13 ,2002

UNIBANCO HOLDINGS S.A.

By: _____
ISRAEL VAINBOIM
Diretor Presidente

By: _____
MAURO AGONILHA
Diretor